Annual Shareholder Meeting Results

PIMCO Income Strategy Fund II held their annual meetings of shareholders on April 28, 2017. Shareholders voted as indicated below:

PIMCO Income Strategy Fund II

Re election of Hans W. Kertess Class III to serve until the annual meeting held during the 2019 2020 fiscal year
                    Withheld
Affirmative         Authority
50,397,781          852,296

Re election of James A. Jacobson Class III to serve until the annual meeting held during the 2019 2020 fiscal year
50,391,343          858,734

Re election of John C. Maney Class III to serve until the annual meeting held during the 2019 2020 fiscal year
50,469,276          780,801

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Craig A. Dawson, Bradford K. Gallagher, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Fund.